April 15, 2021 Dear shareholder, In connection with the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation”), notice is hereby given that the Corporation will use the Canadian Securities Administrators’ “notice-and-access” delivery model to deliver proxy-related materials, including the Corporation’s management information circular (the “Circular”) and the Corporation’s 2020 annual report containing the Corporation’s audited consolidated financial statements and the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2020 (the “Annual Report” and, together with the Circular, the “Meeting Materials”) to Shareholders. Under notice-and-access, the Corporation is permitted, as an alternative to sending paper copies of the Meeting Materials to Shareholders, to provide to Shareholders of record as of April 12, 2021, the record date for the Meeting, this notice containing, among other things, information regarding how to access the Meeting Materials online as well as how to obtain paper copies of the Meeting Materials free of charge. The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. A form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder) is included with this notice along with instructions on how to vote. The Meeting will be held on June 3, 2021, commencing at 4:00 p.m. (Eastern Time) via live audio webcast online at https://web.lumiagm.com/467223775, password “algonquin2021” (case sensitive) for the following purposes: 1. to receive the financial statements of the Corporation as at and for the year ended December 31, 2020, and the report of the auditors on the statements; 2. to re-appoint Ernst & Young LLP as the auditors of the Corporation for the ensuing year; 3. to elect directors for the ensuing year; 4. to consider, and if thought fit, pass an advisory resolution approving the Corporation’s approach to executive compensation; and 5. to consider any other business that may be properly brought before the Meeting of Shareholders or any adjournment thereof. The Circular provides additional information relating to the matters to be dealt with at the Meeting. In particular, for information concerning the items listed above, please see the section of the Circular entitled “Matters to be Acted Upon at the Meeting”. Notice to shareholders of Algonquin Power & Utilities Corp. regarding notice-and-access

How to access the Meeting Materials online The Meeting Materials are available to be viewed online at www.meetingdocuments.com/astca/AQN, and on the Corporation’s profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov. The Circular and this notice will remain available on www.meetingdocuments.com/astca/AQN for one year after the date of this notice. How to request paper copies of the Meeting Materials You can request paper copies of the Meeting Materials free of charge: • by e-mailing the Corporation’s transfer agent, AST Trust Company (Canada) (“AST”) at fulfilment@astfinancial.com; or • by calling AST at 416-682-3801 or toll-free at 1-888-433-6443. If a request for paper copies of the Meeting Materials is made prior to the date of the Meeting, the Meeting Materials will be sent to you within three (3) business days of receiving your request. If a request for paper copies is made on or after the date of the Meeting, and within one year of the Circular being filed on SEDAR, the Meeting Materials will be sent to you within ten (10) calendar days of receiving the request. In order for a Shareholder to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions (currently scheduled for June 1, 2021) and the date of the Meeting, Shareholders should take into account the three (3) business day period for processing requests, as well as typical mailing times. In order to allow sufficient time for processing and mailing prior to the deadline for submission of voting instructions and date of the meeting, your request must be received by AST the Corporation’s transfer agent by 4:00 p.m. (Eastern Time) on May 20, 2021. Please note that if you request paper copies of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Voting Shareholders are reminded to review the Circular prior to voting. You cannot vote by returning this notice. To vote your shares, you must vote using the method set out in the enclosed voting instruction form or form of proxy. Registered Shareholders are receiving a form of proxy with this notice and, if it is not their intention to attend the Meeting, are asked to mark their vote, sign, date and follow the return instructions provided in the enclosed form of proxy. In order to be voted at the Meeting, or at any adjournment thereof, a completed form of proxy must be received by AST not later than 4:00 p.m. (Eastern time) on June 1, 2021 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened. Executed forms of proxy may be deposited with AST in any one of the following ways: (i) by email (scan both sides) to proxyvote@astfinancial.com; (ii) by facsimile (fax both sides) to 416-368-2502 or 1-866-781-3111; (iii) by touch-tone telephone at 1-888-489-5760; (iv) by mail to AST Trust Company (Canada), P.O. Box 721; Agincourt, Ontario, M1S 0A1; or (v) on the Internet at www.astvotemyproxy.com. Non-registered Shareholders may direct the voting of shares that they beneficially own through the intermediary (“Intermediary”) that the non-registered Shareholder deals with in respect of the shares. Non-registered Shareholders should carefully follow the instructions in the voting instruction form that they receive from their Intermediary in order to vote the shares that are held through that Intermediary. Non-registered Shareholders who wish to attend and vote at the Meeting should follow the corresponding instructions in the voting instruction form and the Circular. Non-registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies. For more information on how to attend the Meeting online, the appointment of proxies and voting procedures, please refer to section of the Circular entitled “Voting Information”. Questions Shareholders with questions regarding notice-and-access can call AST at 416-682-3860 or toll-free at 1-800-387-0825.